The Men’s Wearhouse, Inc.
5803 Glenmont
Houston, Texas 77081

June 20, 2006
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Michael Moran

Re:	The Men’s Wearhouse, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 13, 2006
File No. 1-16097
Dear Mr. Moran:
     On April 13, 2006, The Men’s Wearhouse Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended January 28, 2006 (the “10-K”). By letter dated May 5, 2006, the Company received the Staff’s comments relating to the 10-K (the “Comments”). The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.
Consolidated Balance Sheets, page 33
     1. Please tell us the amount due from credit card, debit card and electronic benefit transfer transactions and where these amounts are classified in your consolidated balance sheets and statements of cash flow. Include your accounting policy for these transactions in future interim and annual filings. In your response please show us what your revised disclosure will look like.
     Response:
     The amounts due to the Company from credit card or debit card third-party providers were $15.1 million as of January 28, 2006 and $14.8 million as of January 29, 2005. These amounts are classified as accounts receivable in the consolidated balance sheets and included in cash flows from operating activities in the consolidated statements of cash flows. As a point of clarification, these credit card receivables represent amounts due from third-party credit card companies (American Express, Discover, General Electric Credit Corporation and Visa/Mastercard). The Company discusses the classification on page 37 – “Accounts Receivable”. It states that “accounts receivable consists of our receivables from third-party credit card providers and other receivables, net of an allowance for uncollectible accounts.” The Company has no amounts due from electronic benefit transfer transactions. The Company does not believe that any revision to its current disclosure is necessary.

June 20, 2006

Consolidated Statements of Earnings, page 34
     2. We note that tuxedo rental revenue alone represents 5.6% of total revenues in fiscal 2005. Please tell us the amount of total revenue from services recognized in each of the three years presented. In your response please separate service revenue by sources including, but not limited to, alterations, dry cleaning and laundry, credit card finance charges and gift card dormancy fees, as applicable. If total combined service revenue is more than 10% of net sales in any period presented, please separately state product sales and cost of sales from service sales and cost of sales in future filings. See Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.
     Response:
     Company revenues from sources other than product sales, in thousands and as a percentage of total revenues, are shown in the table below:

	Fiscal Year
	2003	%	2004	%	2005	%

Tuxedo rental revenue	51,007	3.7%	77,488	5.0%	96,195	5.6%

Alteration revenue	70,947	5.1%	77,776	5.0%	84,824	4.9%

Dry cleaning and laundry revenue	1,108	0.1%	10,174	0.7%	16,352	0.9%

Delivery revenue	54	0.0%	93	0.0%	150	0.0%
     The Company does not have any revenues from finance charges or gift card dormancy fees. The Company will separately state product sales and cost of sales from service sales and cost of sales in future filings.
     3. Please tell us the amount of website sales recognized for each period presented. Please disclose your revenue recognition policy for online sales and the related shipping and handling fees if it is not consistent with your in-store policy.
     Response:
     The website sales recognized are as follows (in thousands):
     Fiscal year 2003 — $1,219
     Fiscal year 2004 — $1,394
     Fiscal year 2005 — $2,060
     The revenue recognition policy for online sales and the related shipping and handling fees (included in amounts above) are consistent with the Company’s in-store policies.

June 20, 2006

     4. Please tell us why the operating results for your recently closed casual sportswear and bridal concept retail stores are not presented as discontinued operations. Please include in your response your consideration of a component as discussed in paragraph 41 of SFAS No. 144. Also, please tell us why you do not present the annual closures of Men’s Wearhouse, K&G and Moores retail stores as discontinued operations. See footnote 5 of Item 6. In this regard, please tell us if you have eliminated the operations and cash flows formerly generated by closed stores in each of their respective store markets. In your response, please identify the location of each closed store, the market served, the store now serving the market and your basis for defining a market to the extent that it differs from your current disclosure on page 2. See paragraphs A30 and 31 of SFAS No. 144. Also include an analysis of the impact the operating results of closed stores has had on your continuing operation and basic and diluted earnings per share.
     Response:
     As stated in the Notes to Consolidated Financial Statements, the Company is a specialty retailer of menswear operating throughout the United States primarily under the brand names of Men’s Wearhouse and K&G and under the brand name of Moores in Canada. The Company’s Men’s Wearhouse, K&G and Moores retail apparel stores offer a broad selection of designer, brand name and private label men’s business and casual attire, with 52 of these 719 stores (as of the end of fiscal 2005) also offering ladies apparel.
     Six casual clothing/sportswear concept stores were opened in 2004 under the “Eddie Rodriguez” brand name in order to test an expanded, more fashion-oriented merchandise concept for men and women. In 2005, it was determined that no further investments would be made into these concept stores and all six stores were closed. The impact of the net operating losses from these stores on diluted earnings per share were disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the fiscal 2005 Form 10-K.
     The Company also opened two test bridal stores contiguous to existing Men’s Wearhouse stores during the fourth quarter of 2004 to test additional opportunities in the bridal industry. Net sales from the bridal stores were less than $1 million in fiscal 2005 and the Company recently announced its intention to close these two stores during 2006. The Company does not intend to report the operating results of the bridal stores as discontinued operations due to the immateriality of such results.

June 20, 2006

     Each of the Company’s stores is the lowest level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes; therefore, each store is a component as discussed in paragraph 41 of SFAS No. 144. The operating results of the closed Eddie Rodriguez stores as well as the operating results for the annual closures of Men’s Wearhouse, K&G and Moores stores are not presented as discontinued operations because the Company continues to have a significant continuing involvement in the operations of these components through the continuing operations of its remaining retail apparel stores in the markets served by the closed stores. As such, these closures do not qualify for reporting as discontinued operations as specified in paragraph 42 of SFAS 144 and as discussed in Example 15 (paragraphs A30 and A31) of SFAS 144.
     The following table lists the six Eddie Rodriquez (“EDR”) stores closed during fiscal 2005, their television market and the remaining number of Men’s Wearhouse (“MW”) and/or K&G retail apparel stores continuing to operate in those respective markets:

					Remaining # of
					MW, K&G
					Stores in TV
					Market, as of
Brand	Store No.	Name	City/State	Television Market	1/28/06
EDR	151	Miami	Miami, FL	Miami, FL	9
EDR	155	Boca Raton	Boca Raton, FL	Miami, FL	9
EDR	261	Austin	Austin, TX	Austin, TX	4
EDR	351	Las Vegas	Las Vegas, NV	Las Vegas, NV	4
EDR	451	Los Angeles	Los Angeles, CA	Los Angeles, CA	34
EDR	455	San Diego	San Diego, CA	San Diego, CA	10
     During fiscal year 2005, 2004 and 2003, the Company closed 6, 6 and 9 stores, respectively, operating under the Men’s Wearhouse and K&G brands. There were no Moores stores closed during these fiscal years. The following tables list the closed Men’s Wearhouse and K&G stores, their television market and the remaining number of Men’s Wearhouse and/or K&G retail apparel stores continuing to operate in those respective markets during fiscal 2005, 2004 and 2003, respectively:

June 20, 2006

Fiscal 2005 Store Closures

					Remaining # of
					MW, K&G
					Stores in TV
	Store				Market, as of
Brand	No.	Name	City/State	Television Market	1/28/06
TMW	2188	Hilltop Mall	Richmond, CA	San Francisco, CA	27
TMW	2720	Beverly Connection	Los Angeles, CA	Los Angeles, CA	34
K&G	300	Harwin	Houston, TX	Houston, TX	17
K&G	306	Hurst	Hurst, TX	Dallas, TX	19
K&G	202	Paramus	Paramus, NJ	New York, NY	39
K&G	75	Akron	Akron, OH	Cleveland, OH	11
Fiscal 2004 Store Closures

					Remaining # of
					MW, KG Stores
	Store				in TV Market, as
Brand	No.	Name	City/State	Television Market	of 1/28/06
TMW	1107	Cypress Point	Houston, TX	Houston, TX	17
TMW	1122	Rice Village	Houston, TX	Houston, TX	17
TMW	1242	Irving	Irving, TX	Dallas, TX	19
TMW	1247	Lincoln Square	Arlington, TX	Dallas, TX	19
TMW	2725	Torrance	Torrance, CA	Los Angeles, CA	34
K&G	905	Toledo	Toledo, OH	Toledo, OH	1

June 20, 2006

Fiscal 2003 Store Closures

					Remaining # of
					MW, K&G
					Stores in TV
	Store				Market, as of
Brand	No.	Name	City/State	Television Market	1/28/06
TMW	2715	Marshall’s Plaza	Rowland, CA	Los Angeles, CA	34
TMW	4605	Walton St.	Chicago, IL	Chicago, IL	25
TMW	5135	Trumball Shopping Park	Trumball, CT	New York, NY	39
K&G	800	City of Industry	Industry, CA	Los Angeles, CA	34
K&G	801	Granada Hills	Granada Hills, CA	Los Angeles, CA	34
K&G	802	Torrance	Torrance, CA	Los Angeles, CA	34
K&G	803	Los Angeles	Los Angeles, CA	Los Angeles, CA	34
K&G	804	Glendale	Glendale, CA	Los Angeles, CA	34
K&G	27	Natick	Natick, MA	Boston, MA	20
     The following sets forth the operating results of the closed stores and the impact of those operations on basic and diluted earnings per share for fiscal 2005, 2004 and 2003, respectively (in thousands, except per share data):
Fiscal 2005

	MW	K&G	EDR
Operating income (loss) from closed stores-pre-tax	$539	($1,145)	($9,817)
Impact on Net Earnings per Share:
Basic	$.01	($.01)	($.11)
Diluted	$.01	($.01)	($.11)

June 20, 2006

Fiscal 2004

	TMW	K&G
Operating (loss) from closed stores - pre-tax	($447)	($384)
Impact on Net Earnings per Share:
Basic	($.01)	($.00)
Diluted	($.01)	($.00)
Fiscal 2003

	TMW	K&G
Operating (loss) from closed stores - pre-tax	($392)	($2,068)
Impact on Net Earnings per Share:
Basic	($.00)	($.02)
Diluted	($.00)	($.02)

June 20, 2006

Notes to Consolidated Financial Statements, page 37
1. Summary of Significant Accounting Policies, page 37
Accounts Receivable, page 37
     5. Please tell us what “other receivables” represents and the amounts due you as of your balance sheet dates. Please tell us why they are included with trade receivables and include your consideration of Rule 5-02.3 of Regulation S-X in your response.
     Response:
     Accounts receivable, net consists primarily of third party credit card provider receivables and corporate customer receivables, which together represent 79% of the balance at January 29, 2005 and 85% of the balance at January 28, 2006. Other receivables, which consist mainly of landlord receivables and advances to employees, were $4,876,998 at January 29, 2005 and $3,138,917 at January 28, 2006. These amounts represent 0.8% and 0.4%, respectively, of total current assets in each of the years shown. Due to the insignificance of these other receivables, on either a quantitative or qualitative basis, to an assessment of the Company’s financial condition, results of operations or cash flows, they are included in the “Accounts receivable, net” line item in the Consolidated Balance Sheets.

June 20, 2006

     The table below provides the detail of “Accounts receivable, net” as shown in the Consolidated Balance Sheets and gives the related percentage to total current assets (in thousands, except %).

Accounts receivable, net
	January 29,		January 28,
	2005	%	2006	%

Third-party credit card providers	14,795	2.4%	15,094	2.1%
Corporate customer receivables	1,577	0.2%	1,319	0.2%
Other receivables:
Receivable from terminated IT vendor	1,400	0.2%	—	0.0%
Landlord receivables	1,333	0.2%	1,043	0.1%
Advances to employees	1,081	0.2%	1,046	0.1%
Telecheck receivable	226	0.1%	264	0.1%
Miscellaneous	837	0.1%	786	0.1%

	4,877	0.8%	4,458	0.4%
Allowance for doubtful accounts	(405)	-0.1%	(276)	-0.1%

Accounts receivable, net	20,844	3.3%	19,276	2.6%

June 20, 2006

Property and Equipment, page 37
     6. Please tell us the estimated useful lives of your tuxedo rental assets and your depreciation method. Include your accounting policy in future interim and annual filings. Also, please tell us where you classify expenditures and depreciation expense for tuxedo rental assets in your statements of cash flows.
     Response:
     Tuxedo rental assets are amortized on a usage basis. The number of rentals expected for each component of the rental unit (coats, pants, shirts, cummerbunds, vests, shoes, etc.) is estimated based on formalwear industry data and historical experience. The average cost of each component on hand is then divided by the number of times that component is expected to be rented to arrive at a cost per rental. The costs per rental for each of the components that make up a typical rental unit are then added together to determine a total unit cost for each tuxedo rental. The total unit cost for the number of tuxedoes rented each period is charged to cost of sales. An estimate for lost and damaged rental product (based on historical experience) is also charged to cost of sales.
     Purchases of tuxedo rental product and the amortization of that product are included in operating activity cash flows.
     In future filings, the Company will separately disclose the net book value of tuxedo rental product in our Other Assets and Accrued Expenses footnote. The Company will also make the following disclosure:
     “Tuxedo rental product is amortized to cost of sales based on the cost of each unit rented. The cost of each unit rented is estimated based on the number of times the unit is expected to be rented and the average cost of the rental product. An estimate for lost and damaged rental product is also charged to cost of sales.”

June 20, 2006

Revenue Recognition, page 38
     7. Please tell us if you recognize finance charges on your private label credit card program. If so, please disclose in future interim and annual filings the amount of finance charges recognized in each period presented and the classification of these fees in your statement of earnings. See SAB Topic 8B.
     Response:
     The Company has contracted with a third-party vendor, General Electric Credit Corporation (“GECC”), to provide all necessary servicing and processing and to assume all credit risks associated with the private label credit card program. As such, all credit program and related services are performed and controlled directly by GECC and no finance charges related to the private label credit card are earned or recognized by the Company. As a point of clarification, sales transactions placed upon a private label credit card are accounted for in the same manner as transactions placed on other third-party credit card providers (i.e. – Mastercard/Visa, American Express and Discover). SAB Topic 8B is not applicable to the Company as it does not have an internal consumer credit operation.
     8. Please tell us your accounting policy for recording the 5% discount on purchases associated with the Perfect Fit credit card program. Tell us if you record actual or estimated discount amounts and, if applicable, management’s assumptions. Include the amount of Perfect Fit credit card sales recognized for each year presented, the amount of discounts recorded in relation to purchases, its classification in your statements of earnings and the accounting guidance that supports your policy. Please include a policy note explaining the Perfect Fit credit card discount in your future filings, to the extent material.
     Response:
     When a customer purchase is made with a Perfect Fit credit card, the customer receives a 5% point-of-sale discount that is treated as a markdown and thus reduces the amount of recorded revenues. All actual discount amounts are recorded as a reduction of revenues.
     The 5% discount for customer purchases made with the Perfect Fit credit card was introduced in September 2004. During fiscal years 2004 and 2005, reported net sales of $1,546.7 million and $1,724.9 million, respectively, included net sales of $85.6 million and $163.8 million, respectively, for customer purchases made with the Perfect Fit credit card. The total discounts netted as markdowns for these sales were $4.5 million and $8.6 million, respectively.
     As the 5% Perfect Fit credit card discount is recorded as a reduction of recorded sales in the same manner as all other markdowns and represents less than 1% of net sales, no policy note explaining the discount is considered necessary.

June 20, 2006

     9. Please tell us how you establish breakage and recognize revenue for unused gift cards and account for idle layaway deposits, including your basis in GAAP. Please tell us the amount of breakage revenue recognized and deferred for each period presented and the line item where it is presented in your balance sheet and income statement. In future filings please expand your disclosure to discussed gift card breakage, idle layaway deposits and state whether you escheat layaway deposits and unredeemed cards, if applicable. In your response please show us what your revised disclosure will look like.
Response:
     The Company does not recognize revenue for unused gift cards as any unused gift card amounts are reported as a liability until escheated in accordance with applicable laws. Total layaway deposits, which are not significant to the Company ($0.2 million at the end of fiscal years 2004 and 2005), are also reported as a liability. Idle deposits are refunded to the customer or, if the customer cannot be located, are escheated in accordance with applicable laws and no revenue is recognized.
     In future filings, the Company will add the following disclosure to its revenue recognition accounting policy note: “We do not recognize revenue from unredeemed gift cards as these amounts are reflected as a liability until escheated in accordance with applicable laws.” No disclosures related to idle layaway deposits is considered necessary as such amounts are very insignificant and immaterial.

June 20, 2006

Loyalty Program, page 38
     10. Please tell us your basis for the Perfect Fit Rewards program accounting policy including any applicable accounting pronouncements. In that regard, please tell us what point during member purchases that gift certificate costs are accrued and a card is issued, the amount or portion of the $50 reward accrual and management’s assumptions used to develop the estimate. If applicable tell us why you do not record the entire $50 gift certificate as an incremental cost of sales as the purchases occur. Please tell us if you recognize entire $500 as member purchases occur or, alternatively, if you allocate a portion of sales to the gift certificate as an estimate of its relative fair value as a freestanding deliverable. If so, tell us your method of allocating fair values.
     Response:
     As stated in the Summary of Significant Accounting Policies – Loyalty Program, the Company accrues the estimated costs of the anticipated certificate redemptions when the certificates are issued and charges such costs to cost of goods sold. The $50 rewards certificates are issued when the customer accumulates 500 points, with points being equivalent to dollars spent on a one-to-one basis. Certificates must be redeemed within six months from the date of issuance. When the certificates are redeemed, they are recorded as markdowns and no revenue is recognized. At fiscal year end 2005 and 2004, the Company had recorded a loyalty program liability of $4.3 million and $4.1 million, respectively, which represented less than 2% of total current liabilities in each year. In future filings, the Company will disclose the amount of this liability in its disclosure of Other Assets and Accrued Expenses set forth in Note 5 of Notes to Consolidated Financial Statements.
     The costs accrued are estimated and recorded as incremental cost of sales based on (1) the $50 face value of the number of issued certificates that are expected to be redeemed during the redemption period and (2) the cost of the merchandise that is expected to be purchased by the customer with the certificates. The cost of the merchandise expected to be purchased is based on the Company’s historical gross product margin, and the expected number of redemptions is based on the Company’s historical redemption experience, which is updated monthly for actual redemption activity (varies between 50% and 55% of certificates issued). Any estimate changes are recognized using a cumulative catch-up adjustment. When a certificate is issued, the Company commits to give the customer a discount or markdown on a future customer purchase (certificates can only be used to receive a discount on future customer purchases and cannot be redeemed for cash or gift certificates). As is the case with other Company discount coupons and point-of-sale markdowns, no revenue is recognized when the certificate is used by the customer. All sales to customers that accumulate towards the issuance of a certificate are recognized as sales as they occur, with no portion allocated to the certificate as an estimate of its relative fair value as a freestanding deliverable.

June 20, 2006

     The Company’s accounting policy for the loyalty program is based on the guidance provided for Issue 1 in EITF Issue No. 00-22. Although the Company’s loyalty program features exclude it from the scope of EITF Issues No. 00-21 and 01-09, these pronouncements were also considered. Based on this EITF guidance and the standards set forth in SFAS No. 5, the Company records the estimated cost of the certificate redemptions at the time the certificates are issued, rather than ratably as the customer accumulates points toward the issuance of a certificate, as the Company has no obligation to discount a customer’s future purchases until such time as the customer has accumulated the necessary $500 in past purchases and the $50 certificate (10% of related purchases) has been issued.
     The Company’s loyalty program is essentially the same as airline frequent flyer programs in which airlines award mileage credits to passengers who fly on their airlines and issue free ticket awards if certain thresholds for mileage credits are achieved. When a travel award level is attained, a liability for the cost of such awards is recorded by the airlines. The Company follows this same concept in its accounting for certificates awarded under its loyalty program.
Segment Information, page 40
     11. Tell us in more detail how you determined that aggregation into one reportable segment was appropriate in accordance with paragraph 17 of SFAS No. 131 and 4 of EITF 04-10. Please focus your response on the economic similarities of the following; Men’s Wearhouse, K&G, Moores, Golden Brand Clothing, Ltd., dry cleaning and laundry operations, website operations of U.S. and Canadian operations. Please provide us quantitative support for your assertions such as historical sales, margin and operating profit figures. In your response please include an explanation why you state Men’s Wearhouse and Moores stores target middle to upper-middle income men and offer products 20% - 30% below department store prices while K&G targets price sensitive men and women and offers products 30% to 70% below department stores. We refer you to disclosures on pages one and two.
     Response:
     As discussed in the Company’s Summary of Significant Accounting Policies – Segment Information, the Company reports as one segment based on the similar economic characteristics of the Company’s three brands — Men’s Wearhouse, K&G and Moores. Website operations are insignificant, representing 0.1% of sales in fiscal 2005 (see response to Comment 3), and are not reported separately from the brand operations or reviewed by the Company’s chief operating decision maker (the CEO). Golden Brand, the Canadian manufacturing plant that supplies product to Moores and Men’s Wearhouse, is also not reported separately from the Moores brand or reviewed by the Company’s chief operating decision maker.

June 20, 2006

     The Company also has, as of January 28, 2006, 26 retail dry cleaning and laundry facilities. Of these facilities, 24 were acquired in fiscal 2003 and 2004 in connection with the Company’s strategy of testing opportunities to market complementary products and services and two new locations have been opened since the acquisitions. The Company may open or acquire additional facilities on a limited basis as management continues to test market and evaluate the feasibility of developing a national retail dry cleaning and laundry line of business. The dry cleaning and laundry operations are reported separately and reviewed by the Company’s chief operating decision maker but represent less than 1% of fiscal 2005 consolidated net sales, less than 2% of consolidated assets at the end of fiscal 2005 and less than 2% of operating and net earnings for fiscal 2005 (amounts were even less significant in the prior two fiscal years). As these operations do not meet the quantitative thresholds in paragraph 18 of SFAS No. 131, are immaterial for disclosure pursuant to Regulation S-X Rule 4-02 and are not significant to an understanding of the Company as a whole, no separate segment disclosure for the dry cleaning and laundry operations is presented.
     The Company has aggregated its operations into one reportable segment because of the similar economic characteristics of the operations and because they share all of the applicable aggregation criteria (a) – (e) in paragraph 17 of SFAS No. 131. The Company is an apparel retailer that derives over 99% of its net sales from apparel sales and services, with menswear sales and services accounting for over 95% of its net sales. The Company is one of the largest specialty retailers of men’s suits in the United States and Canada and men’s tailored clothing (suits, sport coats and slacks) accounted for 55.2%, 54.4% and 53.3% of total net merchandise sales during 2003, 2004 and 2005, respectively. Casual attire, sportswear, shoes, shirts, ties, outerwear, accessories and women’s wear accounted for the remaining merchandise sales.
     The nature of the Company’s products and services are similar. All of our Men’s Wearhouse, K&G and Moores stores offer a broad selection of designer, brand name and private label men’s business attire as well as “business casual” merchandise that complements the business attire inventory. The broad selection allows a customer to purchase substantially all of his tailored wardrobe and accessory requirements at any of the Company’s stores. All stores also offer alteration services that are provided as a convenience to the customer, as tailored clothing frequently requires alteration. No alteration fees are included in the price of clothing and customers pay separately for any alteration services.

June 20, 2006

     The selling and marketing processes for all of the stores are similar. All stores have employees who assist customers with merchandise selection. These employees have similar skills, are trained in customer service and selling techniques and may move from one brand’s store to another brand’s store. In addition, the selling process in all stores is focused on helping the customer select suits and other tailored clothing to meet his “uniform” needs as well as shirts, ties, shoes and other merchandise that complements and/or completes his “uniform”. The Company’s marketing process is also similar for all brands. The Company advertises principally on television and radio for all stores and all advertising and marketing is managed centrally. In addition, because management believes men prefer direct and easy store access, the Company attempts to locate its stores in regional strip and specialty retail centers or in freestanding buildings to enable customers to park near the entrance of the store. Store location decisions and other real estate related services are managed centrally for all of the Company’s stores.
     The customers for all of the Company’s stores are similar in that they are primarily men in the 30 – 55 age range shopping for tailored clothing and related products and services (shirts, ties, shoes, etc.) at everyday low prices. The Company offers a broad selection of quality merchandise in all of its stores but generally offers lower prices (mainly through lower opening price points) for much of the merchandise in its K&G brand stores so that customers who are more price sensitive and value oriented can be attracted (the impact of the lower K&G prices is offset by lower store occupancy and other costs in order to achieve an operating margin at K&G comparable to the operating margins for Men’s Wearhouse and Moores). The primary competitors for the Company’s customers are similar for all stores and include specialty men’s clothing stores, traditional department stores, off-price retailers and manufacturer-owned and independently-owned outlet stores.
     The purchasing and distribution processes are similar for all the Company’s brands and are centrally managed by the Company’s chief operating officer. Merchandise is purchased from approximately 700 vendors. The Company has no material long-term contracts with its vendors and does not request cooperative advertising support. The Company also purchases a significant portion of inventory for all its stores through an internal, centrally managed direct sourcing program. Most merchandise is distributed to stores through centralized distribution centers in the United States and Canada; all other merchandise is direct shipped by vendors to the stores.

June 20, 2006

     The economic characteristics of the Company’s operating brands are similar. Historically, the Men’s Wearhouse brand has contributed about 70% of net sales, K&G has contributed about 20% and Moores has contributed about 10%, with all revenues coming from the same types of product offerings and services and from the same type of customer. The competitive pressures as well as the sources of inventory product are similar for each brand. The long-term operating margins (earnings before interest and income taxes or “EBIT”) for the three brands are comparable and are currently expected to be in a range of 8% to 14%. EBIT is the primary metric by which the Company’s chief operating decision maker assesses performance and allocates resources. In fiscal 2005, EBIT was 11.0% for Men’s Wearhouse, 6.9% for K&G and 13.9% for Moores. The K&G brand operations in fiscal 2005 as well as 2003 and 2004 fell below the expected EBIT range due to certain short-term operational issues that management believes have been resolved. Management expects that a long-term operating margin of at least 9% will be achieved for K&G, as K&G is currently achieving this level in fiscal 2006.
     The Company discloses information about geographic areas as required by paragraph 38 of SFAS No. 131 in its Summary of Significant Accounting Policies – Segment Information.
     12. We note your website and your disclosure about retail store brands identifies distinct product categories. We refer you to pages one and two. Please advise or revise your next interim and annual filings to separately report revenues from external customers for these identified product categories. See paragraph 37 of SFAS No. 131. In your response please show us what your revised disclosure will look like.
     Response:
     Paragraph 37 of SFAS No. 131 requires that revenues from external customers be reported for each product and service or for each group of similar products and services. The Company is a specialty apparel retailer and considers all of its product categories, including suits, sport coats, slacks, formal wear, business casual, sportswear, outerwear, dress shirts, shoes and accessories, to be similar. These merchandise categories represent a group of business and “business casual” clothing offerings that target the business attire customer, who frequently buys from multiple merchandise categories in order to coordinate a complete outfit. As such, the products are considered similar and are grouped for purposes of revenue reporting.

June 20, 2006

5. Other Assets and Accrued Expenses, page 46.
     13. Please tell us the individual amounts that makeup tuxedo rental assets deposits, other assets and other accrued expenses.
     Response:
     The tables below set forth the requested information (in thousands, except %):

Tuxedo rental assets, deposits and	January 29, 2005		January 28,
other	2005	%	2006	%
Tuxedo rental product, net	36,361	83%	52,561	86%

Split dollar life insurance receivable	2,913	7%	2,913	5%

Deferred loan costs	3,350	7%	2,625	4%

Insurance receivable	—	0%	1,443	2%

Cash value of life insurance	585	1%	767	1%

Utility deposits	507	1%	475	1%

Other	291	1%	219	1%

Tuxedo rental assets, deposits and other	44,007	100%	61,003	100%

June 20, 2006

	January 29,		January 28,
Other accrued expenses	2005	%	2006	%
Accrued Perfect Fit rewards	4,144	22%	4,319	20%

Accrued dividends	—	0%	2,653	12%

Accrued taxes — other	—	0%	2,518	12%

Accrued ESOP contribution	1,500	8%	2,000	9%

Tuxedo rental deposits	903	5%	1,962	9%

Accrued interest	1,273	7%	1,193	6%

Deferred alteration revenue	795	4%	1,045	5%

Payroll withholdings payable	684	4%	914	4%

Accrued legal & professional fees	5,085	27%	857	4%

Accrued benefits	418	2%	579	3%

Accrued percentage rent	505	3%	537	2%

Sales return allowance	426	2%	398	2%

Accrued credit card fees	327	2%	341	2%

Accrued store closing costs	494	3%	216	1%

Layaway deposits	202	1%	178	1%

Accrued annual report fees	140	1%	150	1%

Accrued other	1,920	9%	1,748	7%

Other accrued expenses	18,816	100%	21,608	100%

June 20, 2006

8. Accounting for Derivative Instruments and Hedging, page 51
     14. In future filings, please disclose the method used to measure hedge ineffectiveness, the amount of hedge ineffectiveness and the amount of gains and losses recognized into earnings as a result of any discontinuance of cash flow hedges, if any. See paragraph 45.b. of SFAS No. 133. In your response please show us what your revised disclosure will look like.
     Response:
     The Company did not incur any gains or losses reclassified to earnings as a result of any discontinuance of cash flow hedges for fiscal year 2004 or 2005. In future filings, if the Company does incur reclassifications to earnings as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur, the Company will disclose this amount accordingly. The disclosure will be modified in the Company’s future filings regarding the method used to measure hedge ineffectiveness and the amount of hedge ineffectiveness as indicated in the italic type below:
     “In connection with our direct sourcing program, we may enter into purchase commitments that are denominated in a foreign currency (primarily the Euro). Our practices include entering into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases of certain inventories. Under SFAS No. 133, such contracts have been designated as and accounted for as cash flow hedges. The settlement terms of the forward contracts, including amount, currency and maturity, correspond with payment terms for the merchandise inventories. Any ineffective portion (arising from the change in the difference between spot rate and the forward rate) of a hedge is reported in earnings immediately. At January 28, 2006, we had three contracts maturing in varying increments to purchase an aggregate notional amount of $1.2 million in foreign currency, maturing at various dates through April 2006. At January 29, 2005, we had 24 contracts maturing in varying increments to purchase an aggregate notional amount of $9.0 million in foreign currency, maturing at various dates through December 2005. During fiscal 2004 we recognized $60 thousand of pre-tax hedge ineffectiveness. During fiscal 2005 no pre-tax hedge ineffectiveness was recognized.”
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 20, 2006

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Michael W. Conlon or Laura Ann Smith of Fulbright & Jaworski L.L.P. at (713) 651-5427 or (713) 651-5304, respectively.

Very truly yours,

/s/ Neill P. Davis Executive Vice President, Chief Financial Officer and Treasurer

cc:	Diana M. Wilson (TMW) Michael W. Conlon (F&J)